

RECEIVED

2005 JAN 31 A 11: 48

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

January 20, 2005

Ref.: **Rule 12g3-2(b) File No. 82-4970**

The enclosed Ad-hoc Press Release is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Austrian Airlines AG (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

PROCESSED

JAN 31 2005

THOMSON FINANCIAL

Very truly yours,

AUSTRIAN AIRLINES
Österreichische Luftverkehrs AG

Dr. Prisca Havranek-Kosicek
Investor Relations Manager

Encl.

T:\EIR\VORLAGEN\SEC-BRIEF-NEU.DOC

Austrian Airlines
Österreichische
Luftverkehrs AG
Member of IATA

Head Office
Fontanastrasse 1
A-1107 Vienna
Phone +43 (0)5 1766-0
Fax (+43 1) 688 55 05
www.aua.com

Passenger services office
Kärntner Ring 18
A-1010 Vienna
Phone +43 (0)5 1766-7630
Reservation
Phone +43 (0)5 1789

Airport Base
A-1300 Vienna-Airport
Phone (+43 1) 7007-0

Disclosure under § 14 HGB:
Stock Company, Vienna
Commercial Court Vienna
FN 111000k
DVR: 0091740

A STAR ALLIANCE MEMBER

20000496

January 20, 2005

Ad-hoc Release

AUSTRIAN AIRLINES GROUP TRANSPORTS 9.4 MILLION PASSENGERS – ALMOST ONE MILLION MORE THAN IN 2003

Vagn Soerensen comments on the final Traffic Statistics of the Austrian Airlines Group for 2004 – and the measures being taken to stimulate demand further still

As the year-end Traffic Statistics of the Austrian Airlines Group for 2004 are published, Vagn Soerensen, Chief Executive Officer of the Group, offered the following analysis: 'The dedicated Focus East expansion of the Austrian Airlines Group into Central and Eastern Europe, Asia and the Pacific region has contributed to the strong Traffic Statistics over the last year, just as the 'redticket – return flight inclusive' campaigns have done throughout Europe. Overall, we succeeded in transporting around 9.4 million passengers in 2004, which translates into a rise of almost one million, or 10.9 %. While production on scheduled flights measured in seat kilometers rose by 19.1 %, we managed to increase revenue passenger kilometers by 20.5 %, thereby improving the passenger load factor further still to 72.2 %. That's a new record result for the Austrian Airlines Group, though our load factors towards the end of the year did remain below expectations.'

Rates of growth were approximately the same for the scheduled and charter segments, proof that – despite strong competition – the Austrian Airlines Group had adapted successfully to market conditions in both areas with its product range of flights from Austrian, Austrian arrows and Lauda Air. In 2005, the Focus East strategy of orientation towards Central and Eastern Europe and Asia will continue – without in any way neglecting the other traffic regions – in the shape of additional flights and new destinations. On 1 May 2005, the city of Mumbai (Bombay) will become another Indian destination to be newly incorporated into the long-haul scheduled programme. This move will further strengthen both the Austrian Airlines Group hub at Vienna Airport and Austria itself as an economic location.

Due to the weaker traffic trend of the past two months and reduced average load factors, the Austrian Airlines Group is immediately implementing a number of other measures. The support of passenger charges for Austrian transfer traffic via Vienna, which was introduced on 17 January 2004, and the reduction in fuel surcharges due to the slight relaxation in the kerosene price situation are both market-led initiatives designed to stimulate higher demand.

For the financial year 2005, the Austrian Airlines Group is forecasting traffic growth of up to 8 % compared to 2004 as measured in ASK (available seat kilometers). As reported at the time of the target correction announced in the fourth quarter, the Austrian Airlines Group will strive to improve its adapted EBIT in 2005 compared to 2004.

Attachments

Traffic statistics for December 2004 in detail
Traffic statistics for January–December 2004 in detail
Traffic statistics Q4 2004 in detail

Traffic statistics in detail

TRAFFIC STATISTICS December 2004	Scheduled Services 12/04	+/- % p.y.		Charter Services 12/04	+/- % p.y.		Total 12/04	+/- % p.y.	

AUSTRIAN AIRLINES GROUP (Austrian + Austrian Arrows + Lauda)

	Scheduled 12/04	+/- % p.y.		Charter 12/04	+/- % p.y.		Total 12/04	+/- % p.y.	
Passengers carried 000	564	+0,6		56	-5,5		620	+0,0	
Available seat km (ASK) m	1.958,7	+12,2		393,2	+26,9		2.351,9	+14,4	
Revenue passenger km (RPK) m	1.319,4	+2,4		245,1	+11,6		1.564,5	+3,8	
Passenger load factor %	67,4	-6,4	P.	62,3	-8,5	P.	66,5	-6,8	P.
Total available tonne km (ATK) m	271,1	+11,7		49,4	+34,9		320,5	+14,7	
Total revenue tonne km (RTK) m	185,7	+6,8		26,2	+16,5		211,9	+8,0	
Overall load factor %	68,5	-3,1	P.	53,1	-8,4	P.	66,1	-4,2	P.

TRAFFIC STATISTICS January - December 2004	Scheduled Services 01-12/04	+/- % p.y.		Charter Services 01-12/04	+/- % p.y.		Total 01-12/04	+/- % p.y.	

AUSTRIAN AIRLINES GROUP (Austrian + Austrian Arrows + Lauda)

	Scheduled 01-12/04	+/- % p.y.		Charter 01-12/04	+/- % p.y.		Total 01-12/04	+/- % p.y.	
Passengers carried 000	7.824	+10,9		1.581	+10,7		9.405	+10,9	
Available seat km (ASK) m	24.279,2	+19,1		4.938,8	+11,9		29.218,0	+17,8	
Revenue passenger km (RPK) m	17.519,7	+20,5		3.757,1	+9,6		21.276,8	+18,4	
Passenger load factor %	72,2	+0,9	P.	76,1	-1,6	P.	72,8	+0,4	P.
Total available tonne km (ATK) m	3.364,5	+19,5		567,8	+9,7		3.932,3	+18,0	
Total revenue tonne km (RTK) m	2.374,2	+19,9		376,6	+7,4		2.750,9	+18,0	
Overall load factor %	70,6	+0,2	P.	66,3	-1,4	P.	70,0	+0,0	P.

TRAFFIC STATISTICS 4th Quarter 2004	Scheduled Services 10-12/04	+/- % VJ		Charter Services 10-12/04	+/- % VJ		Total 10-12/04	+/- % VJ	

AUSTRIAN AIRLINES GROUP (Austrian + Austrian Arrows + Lauda)

	Scheduled 10-12/04	+/- % VJ		Charter 10-12/04	+/- % VJ		Total 10-12/04	+/- % VJ	
Passengers carried 000	1.863	+2,1		228	+4,3		2.091	+2,4	
Available seat km (ASK) m	6.115,0	+15,7		1.122,0	+23,8		7.237,0	+16,9	
Revenue passenger km (RPK) m	4.222,6	+7,5		746,3	+11,5		4.968,9	+8,1	
Passenger load factor %	69,1	-5,3	P.	66,5	-7,3	P.	68,7	-5,6	P.
Total available tonne km (ATK) m	846,0	+15,6		136,3	+29,5		982,2	+17,4	
Total revenue tonne km (RTK) m	592,0	+10,6		77,6	+14,9		669,6	+11,1	
Overall load factor %	70,0	-3,1	P.	57,0	-7,2	P.	68,2	-3,8	P.

Prisca Havranek-Kosicek, Investor Relations, Austrian Airlines, Tel.: +43 (0) 5 1766 - 3642, Fax: +43 (0) 5 1766 3333, e-mail: prisca.havranek-kosicek@aua.com

Rückfragehinweis / For further information: Unternehmens- & Marktkommunikation / Corporate- & Market Communications - A U S T R I A N A I R L I N E S G R O U P: Johannes DAVORAS / Johann JURCEKA / Livia DANDREA-BÖHM / Tel: +43 (0) 51766 1231 / Fax: +43 (0) 1 688 65 26, mailto:johannes.davoras@aua.com / mailto:johann.jurceka@aua.com, mailto:livia.dandrea-boehm@aua.com, www.aua.com / www.austrianairlines.com

Eigentümer, Herausgeber, Vervielfältiger: Austrian Airlines, Österreichische Luftverkehrs AG, Bereich Unternehmens- und Marktkommunikation / Corporate- & Market Communications Division of the Austrian Airlines Group, A-1107 Vienna, Fontanastrasse 1, P.O.Box 50, Tel: +43 (0) 51766, mailto:public.relations@aua.com

ad-05-01e (VK12-2004).doc